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SECURITIES AND EXCHANGE COMMISSION

08028374

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444

(No. and Street)

Southfield	Michigan	48076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Katynski (248) 350-8543

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Button Eddy Kolb & Sorrentino, P.L.L.C.

(Name – *if individual, state last, first, middle name*)

33515 State Street	Farmington	Michigan	48335
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of December, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL BREWER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Sep. 16, 2011
Acting in the County of

Notary Public

Signature
President - Advance Capital Group
Vice President - Advance Capital Services
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in XXXXXXXXXXXXX Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
× (o) Independent auditors report on Internal Acct. Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

× (p) Statement of Cash Flows - Broker Dealer

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

December 31, 2007

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

December 31, 2007

Table of Contents

BUTTON EDDY KOLB & SORRENTINO

A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
GERARD E. KOLB, CPA
BRIAN M. NEWMAN, MBA, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2007, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2007, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
February 14, 2008

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Financial Condition
As of December 31, 2007

Assets	
Cash and cash equivalents	$ 1,432,331
Trade receivables	40,785
Marketable securities	14,847
Employee receivables	4,792
Furniture, equipment and software, less accumulated depreciation and amortization of $671,577	422,769
Deposits	16,240
Total assets	$ 1,931,764
Liabilities	
Payable to brokers and dealers	$ 344
Accounts payable	6,757
Accrued taxes and expenses	1,517,976
Total liabilities	1,525,077
Stockholders' equity	
Common stock	3
Additional paid in capital	214,108
Retained earnings	181,029
Accumulated other comprehensive income	11,547
Total stockholders' equity	406,687
Total liabilities and stockholders' equity	$ 1,931,764

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Operations
and Retained Earnings
for the Year Ended December 31, 2007

Revenue	
Fee income	$ 8,005,345
Commissions	3,689,703
Interest income	21,845
Total revenue	11,716,893
Expenses	
Officers' compensation	1,310,165
Office compensation	2,109,180
Compensation of representatives	3,660,932
Depreciation and amortization	135,966
Insurance - General	37,127
Insurance - Health	273,897
Insurance - Workers' compensation	42,255
Marketing	611,852
Office expense	194,418
Payroll taxes	314,298
Postage	76,997
Professional fees	106,934
Computer support	201,179
ESOP contributions	957,636
Regulatory fees	39,375
Rent	468,119
Repairs and maintenance	25,995
Taxes and licenses	146,912
Telephone	92,517
Miscellaneous	44,086
Total expenses	10,849,840
Net income from operations	867,053
Retained earnings - Beginning of year	180,244
Distributions	(866,268)
Retained earnings - End of year	$ 181,029

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Comprehensive Income
for the Year Ended December 31, 2007

Net income from operations	$ 867,053
Other comprehensive income	
Unrealized gains (losses) on securities:	
Unrealized holding gains arising during the year	11,547
Other comprehensive income	11,547
Comprehensive income	$ 878,600

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Cash Flows
for the Year Ended December 31, 2007

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 11,682,962
Cash paid to vendors and employees	(10,011,587)
Interest received	21,845
Net cash provided by operating activities	1,693,220
Cash flows from investing activities	
Expenditures for furniture and equipment	(174,750)
Deposit made	(4,871)
Distributions to owners	(983,268)
Repayment of advances to employees	2,500
Net cash used in investing activities	(1,160,389)
Net increase in cash and cash equivalents	532,831
Cash and cash equivalents - Beginning of year	899,500
Cash and cash equivalents - End of year	$ 1,432,331

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2007

Reconciliation of net income to net cash	
provided by operating activities	
Net income	$ 867,053
Adjustments to reconcile net income to net	
cash provided by operating activities	
Depreciation and amortization	135,966
Changes in:	
Accounts receivable	(12,086)
Accounts payable and accrued taxes and expenses	702,287
Total adjustments	826,167
Net cash provided by operating activities	$ 1,693,220

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 68% of the total revenue). The Company primarily transacts business in the midwestern United States.

Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for officers' compensation varies periodically, principally because determination of compensation takes into consideration the receipt of certain revenue.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are included in other comprehensive income, whereas realized gains and losses flow through the Company's operations.

Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

2. Financial Instruments

The Company's accounts receivable and accounts payable are financial instruments which have fair values at December 31, 2007 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in a bank that sometimes exceed amounts insured by the Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk totaled approximately $1,282,000 at December 31, 2007 for the excess of the deposit liabilities reported by the bank over the amounts that would have been covered by federal insurance.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at December 31, 2007 are broker/dealers and related investment companies located in Michigan.

3. Marketable Securities Available for Sale

The marketable securities portfolio was comprised of equity securities classified as available for sale. The Company accounts for investments in accordance with SFAS 115, resulting in securities being carried at market value.

Following are the estimated market values and original cost of marketable securities available for sale as of December 31, 2007:

	Market Value	Cost	Unrealized Gains	Unrealized Losses
Equity securities	$ 14,847	$ 3,300	$ 11,547	$ 0

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$ 1,150,126	$ 781,638	$ 1,931,764
Stockholders' equity	207,868	198,819	406,687

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software are recorded at cost and consist of:

Furniture and equipment	$ 941,007
Software	153,339
	$1,094,346

6. Common Stock

The authorized, issued and outstanding shares of common stock at December 31, 2007 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring April 2015. The Company also leases additional office space in Michigan, Ohio and Illinois expiring through January 2014.

The aggregate minimum annual rental commitments at December 31, 2007 under noncancelable operating lease agreements are as follows:

Year Ending December 31	
2008	$ 333,097
2009	341,274
2010	303,196
2011	302,225
2012	310,592
Thereafter	590,348
Total	$ 2,180,732

8. Federal Income Taxes

The stockholders have elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, SERVICES had net capital of $ 85,718 which was $46,864 in excess of its required net capital (based on aggregate indebtedness) of $38,854. SERVICES' net capital ratio was 6.80 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., which was amended effective August 3, 2007, a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $500 million and .65% of the average daily net assets above $500 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds and .50% of the average daily net assets up to $500 million and .45% of the average daily net assets above $500 million of the Retirement Income Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced and Retirement Income Funds.

MANAGEMENT operations reflect $6,137,791 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended December 31, 2007.

SERVICES operations reflect $2,594,924 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares for the year ended December 31, 2007.

11. Comprehensive Income

Advance Capital Group, Inc. follows FASB Statement No. 130, *Reporting Comprehensive Income*. FAS 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

At December 31, 2007, the Company held securities classified as available-for-sale, which have unrealized gains of $11,547 before tax. In compliance with FAS 130, the Company has classified these gains as a part of comprehensive income. The before tax and after tax amounts, as well as the tax (expense)/benefit, is summarized below.

Before tax	$ 11,547
Tax expense	0
After tax	$ 11,547

12. Stock Repurchase Agreement

The Company's stockholders are party to an agreement dated November 13, 2007 (fourth restated) which stipulates the terms under which the Company's stock can be sold. Among other things, the agreement gives the remaining stockholders the first option to acquire the shares of any stockholder wishing to sell his common stock. If the remaining stockholders do not elect to purchase the stock, the agreement specifies the order of others that will receive an "option" to purchase such stock. The determination of purchase price is also established under the agreement and is materially in excess of the Company's book value.

13. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during its then year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors but will in no event exceed 20% of total eligible employee compensation. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual compensation as a percentage of total covered employee compensation. The Company accounts for the ESOP in accordance with SOP (Statement of Position) 93-6. The board elected to make a contribution to the ESOP totaling $957,636 for the year ended December 31, 2007.

14. Uncertainty in Income Taxes

During 2006, the FASB issued Interpretation No. 48 (FIN48) "Accounting for Uncertainty in Income Taxes". The primary objective of FIN48 is to prescribe measurement and disclosure requirements for current and deferred income tax provisions when uncertainty exists as to whether the reporting entities tax positions would be sustained in the event of an examination. The Company must adopt this interpretation by the beginning of its 2008 fiscal year.

SUPPLEMENTARY

INFORMATION

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
GERARD E. KOLB, CPA
BRIAN M. NEWMAN, MBA, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries is presented in the preceding section. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
February 14, 2008

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS PRIVATE COMPANIES PRACTICE SECTION
MEMBER OF MICHIGAN ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF NATIONAL ASSOCIATION OF CERTIFIED VALUATION ANALYSTS

Advance Capital Group, Inc.
and Subsidiaries

Consolidating Statement of Financial Position
As of December 31, 2007

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 804,579	$ 627,752	0		$ 1,432,331
Trade receivables	0	40,785	0		40,785
Marketable securities available for sale	0	14,847	0		14,847
Employee receivable	0	4,792			4,792
Fixed assets, net	345,547	77,222	0		422,769
Deposits	0	16,240	0		16,240
Investment in subsidiaries	0	0	406,687	406,687	0
Total assets	$ 1,150,126	$ 781,638	$ 406,687	406,687	$ 1,931,764
Liabilities					
Payable to brokers and dealers	0	344	0		344
Accounts payable	0	6,757			6,757
Accrued taxes and expenses	942,258	575,718	0		1,517,976
Total liabilities	942,258	582,819	0	0	1,525,077
Stockholders' equity					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Retained earnings (Accumulated deficit)	22,425	(418,939)	181,029	(396,514)	181,029
Accumulated other comprehensive income	0	11,547	11,547	11,547	11,547
Total stockholders' equity	207,868	198,819	406,687	406,687	406,687
Total liabilities and stockholders' equity	$ 1,150,126	$ 781,638	$ 406,687	$ 406,687	$ 1,931,764

Advance Capital Group, Inc.
And Subsidiaries

Consolidating Statement of Operations and Retained Earnings (Accumulated Deficit) for the Year Ended December 31, 2007

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee income	$ 5,349,432	$ 2,655,913	$	$	$ 8,005,345
Commissions	0	3,689,703			3,689,703
Interest income	7,342	14,503			21,845
Total revenue	5,356,774	6,360,119			11,716,893
Expenses					
Officers' compensation	1,310,165	0			1,310,165
Office compensation	1,348,316	760,864			2,109,180
Compensation of representatives	302,849	3,358,083			3,660,932
Depreciation and amortization	103,104	32,862			135,966
Insurance - General	6,845	30,282			37,127
Insurance - Health	117,299	156,598			273,897
Insurance - Workers' comp.	0	42,255			42,255
Marketing	101,594	510,258			611,852
Office expense	141,378	53,040			194,418
Payroll taxes	135,813	178,485			314,298
Postage	70,913	6,084			76,997
Professional fees	106,817	117			106,934
Computer support	201,179	0			201,179
ESOP contributions	478,818	478,818			957,636
Regulatory fees	100	39,275			39,375
Rent	312,175	155,944			468,119
Repairs and maintenance	21,678	4,317			25,995
Taxes and licenses	65,371	81,541			146,912
Telephone	57,642	34,875			92,517
Miscellaneous	12,988	31,098			44,086
Total expenses	4,895,044	5,954,796			10,849,840
Net income from operations	461,730	405,323			867,053
Net income from subsidiaries	0	0	867,053	867,053	0
Net income	461,730	405,323	867,053	867,053	867,053
Retained earnings (Accumulated deficit) - Beginning of year	(28,549)	(368,750)	180,244	(397,299)	180,244
Distributions	(410,756)	(455,512)	(866,268)	(866,268)	(866,268)
Retained earnings (Accumulated deficit) - End of year	$ 22,425	$ (418,939)	$ 181,029	$ (396,514)	$ 181,029

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended December 31, 2007

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income
Balances at January 1, 2007	$ 6,062	$ 600,149	$ (368,750)	$ 0
Net Income			405,323	
Other comprehensive income				11,547
Distributions			(455,512)	
Balances at December 31, 2007	$ 6,062	$ 600,149	$ (418,939)	$11,547

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Year Ended December 31, 2007

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 6,333,530
Cash paid to vendors and employees	(5,633,690)
Interest received	14,503
Net cash provided by operating activities	714,343
Cash flows from investing activities	
Expenditures for furniture and equipment	(24,257)
Deposit made	(5,185)
Distributions to owners	(515,512)
Repayment of advances to employees	2,500
Net cash used in investing activities	(542,454)
Net increase in cash and cash equivalents	171,889
Cash and cash equivalents - Beginning of year	455,863
Cash and cash equivalents - End of year	$ 627,752

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2007

Reconciliation of net income to net cash		
used by operating activities		
Net Income	$	405,323
Adjustments to reconcile net income to net		
cash provided by operating activities		
Depreciation and amortization		32,862
Changes in:		
Accounts receivable		(12,086)
Accounts payable and accrued taxes and expenses		288,244
Total adjustments		309,020
Net cash provided by operating activities	$	714,343

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2007

Net Capital	
Total stockholder's equity	$ 198,819
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	198,819
Deductions and/or charges	
Non-allowable assets	
Securities not readily marketable	14,847
Furniture, equipment and software, net	77,222
Employee receivable	4,792
Deposits	16,240
Total deductions and/or charges	113,101
Net capital	$ 85,718
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 344
Accounts payable	6,757
Accrued taxes and expenses	575,718
Total aggregate indebtedness	$ 582,819
Computation of Net Capital Requirement	
Minimum net capital required	$ 38,854
Excess net capital at 1,500 percent	$ 46,864
Excess net capital at 1,000 percent	$ 27,436
Ratio: Aggregate indebtedness to net capital	6.80 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II (Unaudited) Amended FOCUS report dated December 31, 2007 and the above calculation.

BUTTON EDDY KOLB & SORRENTINO

A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
GERARD E. KOLB, CPA
BRIAN M. NEWMAN, MBA, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
February 14, 2008

END